ALEXCO RESOURCE CORP. INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2010 (unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT	(unaudited)
(expressed in thousands of dollars)

	MARCH 31	JUNE 30
	2010	2009
ASSETS
Current Assets
Cash and cash equivalents	$30,212	$10,045
Restricted cash and deposits	-	1,792
Accounts and other receivable	2,892	2,338
Prepaid expenses and other current assets	849	885
	33,953	15,060
Restricted Cash and Deposits	1,691	4,475
Property, Plant and Equipment (see note 5)	10,391	4,262
Mineral Properties and Deferred Exploration and Development Costs (see note 6)	74,666	64,364
Intangible Assets	1,077	1,446
	$121,778	$89,607

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$6,974	$4,435
Consulting services contract loss provision	222	141
	7,196	4,576
Consulting Services Contract Loss Provision	635	1,009
Unearned Revenue	413	-
Deposit Under Silver Purchase Agreement	18,210	18,210
Asset Retirement Obligations	709	810
Future Income Tax Liabilities	8,682	5,239
	35,845	29,844
Shareholders’ Equity	85,933	59,763
	$121,778	$89,607
	COMMITMENTS	(see note 13)

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“David Searle”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31	(unaudited)
(expressed in thousands of dollars, except
per share and share amounts)

	Three Months Ended		Nine Months Ended
	2010	2009	2010	2009

Consulting Revenue	$1,281	$1,242	$3,731	$4,336

Consulting Costs	538	983	2,393	3,301

Gross Profit	743	259	1,338	1,035

Expenses
Accretion of asset retirement obligation	4	1	13	31
Amortization of property, plant and equipment	42	82	133	298
Amortization of intangible assets	123	127	369	438
Business development and investor relations	160	145	400	565
Foreign exchange loss (gain)	3	(13)	48	(48)
Office and administration	322	285	806	904
Professional fees	292	302	535	1,056
Regulatory fees	41	42	88	158
Salaries and contractors and stock-based compensation	1,689	1,146	3,231	2,260
Travel	46	19	128	90
Write-down of goodwill	-	-	-	917
Write-down of intangible assets	-	-	-	852
Write-down of mineral properties and deferred exploration costs	-	-	-	2,430
Write-down of property, plant and equipment	-	-	30	-

	2,722	2,136	5,781	9,951

Loss Before Other Income	(1,979)	(1,877)	(4,443)	(8,916)

Other Income
Interest income	25	41	44	203
Miscellaneous income	-	-	70	-

Loss Before Recovery of Taxes	(1,954)	(1,836)	(4,329)	(8,713)

Recovery of Taxes
Current	-	4	-	4
Future	425	102	629	1,303

Net Loss and Comprehensive Loss	$(1,529)	$(1,730)	$(3,700)	$(7,406)

Loss Per Share – Basic and Diluted	$(0.03)	$(0.04)	$(0.08)	$(0.19)
Weighted Average Number of Shares Outstanding (in thousands of shares)	49,628	40,139	45,389	38,183

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31	(unaudited)
(expressed in thousands of dollars)

	Three Months Ended		Nine Months Ended
	2010	2009	2010	2009

Cash Flows from Operating Activities
Net loss
Adjustments to determine net cash flows from operations –	$(1,529)	$(1,730)	$(3,700)	$(7,406)
Accretion of asset retirement obligation	4	1	13	31
Amortization of property, plant and equipment	79	82	284	298
Amortization of intangible assets	123	127	369	438
Stock-based compensation	671	507	738	560
Write-down of goodwill	-	-	-	917
Write-down of intangible assets	-	-	-	852
Write-down of mineral properties and deferred exploration costs	-	-	-	2,430
Write-down of property, plant and equipment	-	-	30	-
Consulting services contract loss provision	(258)	-	(293)	-
Unearned revenue	137	-	413	-
Recovery of future income taxes	(425)	(102)	(629)	(1,303)

	(1,198)	(1,115)	(2,775)	(3,183)

Expenditures on asset retirement obligations	(12)	(26)	(114)	(268)
Changes in non-cash working capital balances related to operations –
Accounts and other receivable	(260)	385	(554)	249
Prepaid expenses and other current assets	(374)	(303)	(348)	(192)
Accounts payable and accrued liabilities	559	(204)	646	372
Income taxes payable and receivable	-	32	-	32

	(1,285)	(1,231)	(3,145)	(2,990)

Cash Flows from Investing Activities
Investment in mineral properties and deferred exploration and development costs	(2,786)	(4,284)	(9,825)	(16,826)
Purchase of property, plant and equipment	(2,721)	(213)	(4,302)	(1,456)
Increases in restricted cash and deposits	(57)	(62)	(391)	(18,600)
Decreases in restricted cash and deposits	-	2,259	4,966	7,856

	(5,564)	(2,300)	(9,552)	(29,026)

Cash Flows from Financing Activities
Receipt of deposit under silver purchase agreement	-	-	-	18,210
Common shares issued under private placement	25,725	6,000	35,225	13,000
Issuance costs	(2,309)	(39)	(2,923)	(514)
Common shares issued on exercise of stock options	89	88	142	88
Common shares issued on exercise of warrants	-	-	420	-

	23,505	6,049	32,864	30,784

Net Cash Flows	16,656	2,518	20,167	(1,232)

Cash and Cash Equivalents – Beginning of Period	13,556	9,255	10,045	13,005

Cash and Cash Equivalents – End of Period	$30,212	$11,773	$30,212	$11,773

SUPPLEMENTAL INFORMATION (see note 10)

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2010	(unaudited)
(expressed in thousands of dollars)

	Common Shares
				Stock	Contributed
	Shares	Amount	Warrants	Options	Surplus	Deficit	Total

Balance – June 30, 2008	35,831,014	$59,117	$2,878	$5,120	$492	$(9,853)	$57,754

Private placement, net of issuance costs	6,928,572	12,546	34	-	-	-	12,580
Issued for acquisition of mineral property interest	210,000	315	-	-	-	-	315
Issuance cost attributed to renunciation of exploration expenditures	-	(2,100)	-	-	-	-	(2,100)
Exercise of stock options	110,000	132	-	(42)	-	-	90
Warrants expired	-	-	(58)	-	58	-	-
Compensation expense recognized	-	-	-	685	-	-	685
Stock options expired	-	-	-	(538)	538	-	-
Net loss for the period	-	-	-	-	-	(7,408)	(7,408)

Balance – March 31, 2009	43,079,586	70,010	2,854	5,225	1,088	(17,261)	61,916

Issuance costs attributed to private placement	-	12	-	-	-	-	12
Stock options expired	-	-	-	(2)	2	-	-
Net loss for the period	-	-	-	-	-	(2,165)	(2,165)

Balance – June 30, 2009	43,079,586	70,022	2,854	5,223	1,090	(19,426)	59,763

Private placement, net of issuance costs (see note 7(a) and (b) )	9,725,000	33,160	-	-	-	-	33,160
Issuance costs attributed to renunciation of exploration expenditures (see note 7(c) and (d))	-	(4,724)	-	-	-	-	(4,724)
Compensation expense recognized	-	-	-	1,105	-	-	1,105
Exercise of warrants	210,000	454	(34)	-	-	-	420
Exercise of stock options	89,350	226		(85)	-	-	141
Stock options expired	-	-	-	(182)	182	-	-
Warrants expired	-	-	(2,820)	-	2,588	-	(232)
Net loss for the period	-	-	-	-	-	(3,700)	(3,700)

Balance – March 31 2010	53,103,936	$99,138	-	$6,061	$3,860	$(23,126)	$85,933

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

1.	Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). Alexco conducts mineral exploration and development in Canada, primarily in Yukon Territory. Alexco also provides consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, both in Canada and the United States.

The Corporation is in the process of exploring and developing its mineral properties and has not yet determined the extent to which they contain mineral deposits that are economically recoverable. The recoverability of the amounts shown for mineral properties and deferred exploration and development costs is dependent upon the existence of economically recoverable deposits, successful permitting, the ability of the Corporation to obtain necessary financing to complete the exploration and development, and upon future profitable production or proceeds from disposition of the mineral properties. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties and deferred exploration and development costs are based on costs incurred to date, and do not necessarily represent present or future values.

2.	Basis of Consolidation and Presentation of Interim Financial Statements

These interim consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of the Corporation and its wholly owned subsidiaries, Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Company Ltd. (“ERDC”), Access Mining Consultants Ltd. (“Access”) and Alexco Resource U.S. Corp. These interim consolidated financial statements do not include all of the disclosures and notes required in annual financial statements and as such should be read in conjunction with the Corporation’s most recent annual consolidated financial statements, being those for the year ended June 30, 2009.

All amounts are reported and measured in Canadian dollars. Certain of the comparative figures have been reclassified to conform with the current period's presentation format.

3.	Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the Corporation’s most recent annual consolidated financial statements, except with respect to the following new and revised accounting standards which the Corporation is required to adopt under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing July 1, 2009.

For interim and annual financial statements relating to its fiscal year commencing July 1, 2009, the Corporation adopted the new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”.

This Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition, and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated. This new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs and related revenues be reflected in earnings. The adoption of this new standard has had no impact on the Corporation’s financial statements.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

4.	Future Accounting Policy Changes

For interim and annual financial statements relating to its fiscal year commencing July 1, 2011, the Corporation will be required to adopt new CICA Accounting Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests”. Handbook Section 1582 replaces existing Handbook Section 1581 “Business Combinations”, and Handbook Sections 1601 and 1602 together replace Handbook Section 1600 “Consolidated Financial Statements”.

Handbook Sections 1582, 1601 and 1602 collectively require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests to be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. The Corporation has not yet determined the effect if any that the adoption of these new standards will have on its financial statements.

5.	Property, Plant and Equipment

			March 31
		Accumulated	2010
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$3,437	$939	$2,498
Mill under construction	6,184	-	6,184
Heavy machinery and equipment	2,420	1,014	1,406
Leasehold improvements	436	228	208
Furniture and office equipment	190	104	86
Computer hardware and software	317	308	9

	$12,984	$2,593	$10,391

			June 30
		Accumulated	2009
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$3,435	$654	$2,781
Heavy machinery and equipment	1,835	757	1,078
Leasehold improvements	436	173	263
Furniture and office equipment	190	75	115
Computer hardware and software	317	292	25

	$6,213	$1,951	$4,262

During the three and nine month periods ended March 31, 2010, the Corporation recorded total amortization of property, plant and equipment of $236,000 and $675,000 (2009 – $243,000 and $706,000), of which $157,000 and $391,000 (2009 – $161,000 and $408,000) was related to property, plant and equipment used in exploration activities and has been capitalized to deferred exploration costs. The balance of $79,000 and $284,000 has been charged to income, of which $37,000 and $151,000 is recorded in consulting costs and $42,000 and $133,000 is reflected under general expenses (2009 – $82,000 and $298,000, respectively).

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

6.	Mineral Properties and Deferred Exploration and Development Costs

		Expenditures
	June 30	Incurred	March 31
	2009	In the Period	2010

Mineral Property Acquisition Costs
Keno Hill District Properties –
Bellekeno	$3,553	$-	$3,553
Other Keno Hill Properties	7,652	26	7,678
McQuesten	2,138	20	2,158
Brewery Creek	1	-	1
Other	98	-	98

	13,442	46	13,488

Deferred Exploration and Development Costs
Keno Hill District Properties –
Bellekeno	29,515	7,277	36,792
Other Keno Hill Properties	21,227	2,979	24,206
McQuesten	91	-	91
Brewery Creek	-	-	-
Other	89	-	89

	50,922	10,256	61,178

Total	$64,364	$10,302	$74,666

In August 2009, the Corporation entered into an option agreement with a third party under which the third party has been granted exclusive rights to earn up to a 75% interest in the Brewery Creek property other than with respect to barite deposits, and earn a 50% interest in any barite deposits located on the property. The third party can earn the full 75% interest in the property excluding barite deposits by incurring aggregate non-barite-related exploration and development expenditures of at least $6 million and completing a non- barite bankable feasibility study by December 31, 2014. If the third party earns its full 75% interest, the Corporation will have a one-time option to claw back a 10% interest by paying a cash amount equal to 2.5 times the third party’s non-Barite related expenditures in excess of $4 million. The third party can earn the 50% barite interest by incurring $1 million in barite-related exploration expenditures by December 31, 2012, subject to the condition that it has also incurred at least $3.5 million in expenditures towards the non-barite interest.

7.	Share Capital

(a)

Effective February 11, 2010, the Corporation issued by way of private placement 7,350,000 common shares on a brokered basis at $3.50 per share, for aggregate gross proceeds of $25,725,000. The agents to the private placement were paid a commission of 7% of gross proceeds from the offering. Net proceeds from the issuance were $24,104,000, after issuance cost comprised of the agents’ commission of $1,801,000 and other issuance cost of $514,000, less the future income tax benefit of such costs of $694,000.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

(b)

Effective December 23, 2009, the Corporation issued by way of private placement 2,375,000 flow- through common shares on a brokered basis at $4.00 per share, for aggregate gross proceeds of $9,500,000. Net proceeds from the issuance were $9,056,000, after issuance costs comprised of the agents’ commission of $557,000 and other issuance costs of $78,000, less the future income tax benefit of such costs of $191,000.

(c)

During the three month period ended March 31, 2010, the Corporation renounced exploration expenditures deductible for Canadian income tax purposes of $9,500,000 in respect of the flow- through common shares issued in December 2009. The Corporation recognized a resultant future income tax liability of $2,924,000 arising from these renunciations, and reduced share capital by the same amount to recognize an additional cost of the issuance of the shares.

(d)

During the three month period ended December 31, 2009, the Corporation renounced exploration expenditures deductible for Canadian income tax purposes of $6,000,000 in respect of flow-through common shares issued in March 2009. The Corporation recognized a resultant future income tax liability of $1,800,000 arising from these renunciations, and reduced share capital by the same amount to recognize an additional cost of the issuance of the shares.

8.	Warrants

The changes in warrants issued are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable
	price	on exercise	Amount
Balance – June 30, 2008	$5.73	1,970,489	$2,878
Broker’s warrants issued	$2.00	210,000	34
Warrants expired	$5.35	(85,800)	(58)
Balance – June 30, 2009	$5.37	2,094,689	2,854
Exercise of warrants	$2.00	(210,000)	(34)
Balance – September 30, 2009	$5.75	1,884,689	2,820
Warrants expired	$5.75	(1,884,689)	(2,820)
Balance – December 31, 2009 and March 31, 2010	-	-	$-

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

9.	Stock-Based Compensation

The changes in incentive stock options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable
	price	on exercise	Amount

Balance – June 30, 2008	$3.19	3,541,100	$5,120

Stock options granted	$1.65	635,000	-
Compensation expense recognized	-	-	686
Carrying amount of options exercised	$0.80	(110,000)	(43)
Carrying amount of options expired	$4.55	(265,000)	(540)

Balance – June 30, 2009	$2.90	3,801,100	5,223

Stock options granted	$3.33	1,432,000	-
Compensation expense recognized	-	-	1,105
Carrying amount of options exercised	$1.59	(89,350)	(85)
Carrying amount of options expired	$4.32	(93,000)	(182)

Balance – March 31, 2010	$3.02	5,050,750	$6,061

Incentive stock options outstanding and exercisable at March 31, 2010 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$0.80	825,000	2.21	$ 0.80	825,000	$ 0.80
$1.50	147,500	2.72	$ 1.50	147,500	$ 1.50
$1.65	573,750	5.97	$ 1.65	573,750	$ 1.65
$2.18	50,000	6.31	$ 2.18	50,000	$ 2.18
$2.90	200,000	6.64	$ 2.90	100,000	$ 2.90
$3.08	880,000	3.13	$ 3.08	880,000	$ 3.08
$3.45	1,182,000	6.98	$ 3.45	394,000	$ 3.45
$3.88	15,000	5.14	$ 3.88	15,000	$ 3.88
$4.46	182,500	4.87	$ 4.46	182,500	$ 4.46
$4.99	730,000	3.80	$ 4.99	730,000	$ 4.99
$5.19	150,000	4.53	$ 5.19	150,000	$ 5.19
$5.38	50,000	4.17	$ 5.38	50,000	$ 5.38
$5.90	65,000	3.92	$ 5.90	65,000	$ 5.90

	5,050,750	4.33	$ 3.02	4,162,750	$ 2.94

An aggregate 1,182,000 incentive stock options were granted under the Corporation’s stock option plan during the three months ended March 31, 2010, of which 33% were fully vested upon granting, 33% vest twelve months from the date of granting, and the remaining 34% vest twenty four months from the date of granting. These options carried an exercise price equal to the market price on the common shares as at the granting date and had a per-share fair value at the date of the granting of $1.97. The fair value of the options was determined under the Black-Scholes option pricing model using a risk-free interest rate of 2.5%, an expected life of options of 4 years, an expected volatility of 76% and no expected dividends.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

An aggregate of 200,000 incentive stock options were granted under the Corporation’s stock option plan during the three month period ended December 31, 2009, of which 50% were fully vested upon granting, 25% vest nine months from the date of granting, and the remaining 25% vest eighteen months from the date of granting. These options carried an exercise price equal to the market price of the common shares as at the granting date and had a per-share fair value at the date of granting of $1.69. The fair value of the options was determined under the Black-Scholes option pricing model, assuming a risk-free interest rate of 2.4%, an expected life of options of 4 years, an expected volatility of 77% and no expected dividends.

An aggregate 50,000 incentive stock options were granted under the Corporation’s stock option plan during the three month period ended September 30, 2009, were fully vested upon granting, carried an exercise price equal to the market price of the common shares as at the granting date and had a per-share fair value at the date of the granting of $1.34. The fair value of the options at the date of granting was determined under the Black-Scholes option pricing model, assuming a risk-free interest rate of 2.4%, an expected life of options of 4 years, an expected volatility of 83% and no expected dividends.

The stock-based compensation expense recognized during the three and nine month periods ended March 31, 2010 in respect of options granted was $848,000 and $1,105,000 respectively (2009 – $633,000 and $686,000 respectively), of which $671,000 and $738,000 respectively (2009 – $507,000 and $560,000 respectively) have been charged to income and $177,000 and $367,000 respectively (2009 – $126,000 and $126,000 respectively) have been capitalized to mineral properties and deferred exploration costs.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

10.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three and nine month periods ended March 31, 2010 and 2009 is summarized as follows:

	Three Months Ended		Nine Months Ended
	2010	2009	2010	2009

Composition of Cash and Cash Equivalents
Cash and demand deposits	$1,182	$3,506	$1,182	$3,506
Bankers’ acceptances	29,030	8,267	29,030	8,267

	$30,212	$11,773	$30,212	$11,773

Cash Flows Arising From Interest and Taxes Paid
Interest paid	$-	$-	$-	$-
Income taxes paid	$-	$-	$-	$-

Non-Cash Investing and
Financing Transactions
Shares issued for acquisition of mineral property interest	$-	$-	$-	$315
Capitalization of stock-based compensation expense to deferred exploration costs	$177	$126	$367	$126
Increase (decrease) in accounts payable and accrued liabilities related to:
Mineral properties	$1,857	$1,000	$(380)	$498
Property, plant and equipment	$2,004	$(137)	$2,247	$(238)
Share issuance costs	$5	$70	$27	$70

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

11.	Segmented Information

For the three months ended	Consulting	Mineral
March 31, 2010	Services	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,146	$-	$-	$1,146
Non-Canadian	135	-	-	135
Intersegment	431	-	-	431
Total segment revenues	1,712	-	-	1,712
Intersegment revenues eliminated on consolidation	(431)	-	-	(431)
Total revenues as reported	$1,281	$-	$-	$1,281

Segment profit (loss) before recovery of taxes	$254	$-	$(2,208)	$(1,954)

Total assets	$4,686	$85,708	$31,384	$121,778

For the three months ended	Consulting	Mineral
March 31, 2009	Services	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,165	$-	$-	$1,165
Non-Canadian	77	-	-	77
Intersegment	588	-	-	588
Total segment revenues	1,830	-	-	1,830
Intersegment revenues eliminated on consolidation	(588)	-	-	(588)
Total revenues as reported	$1,242	$-	$-	$1,242

Segment loss before recovery of taxes	$(110)	$-	$(1,726)	$(1,836)

Total assets	$5,715	$71,576	$12,653	$89,980

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

For the nine months ended	Consulting	Mineral
March 31, 2010	Services	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$3,059	$-	$-	$3,059
Non-Canadian	672	-	-	672
Intersegment	1,279	-	-	1,279
Total segment revenues	5,010	-	-	5,010
Intersegment revenues eliminated on consolidation	(1,279)	-	-	(1,279)
Total revenues as reported	$3,731	$-	$-	$3,731

Segment loss before recovery of taxes	$(426)	$(30)	$(3,873)	$(4,329)

Total assets	$4,686	$85,708	$31,384	$121,778

For the nine months ended	Consulting	Mineral
March 31, 2009	Services	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$4,014	$-	$-	$4,014
Non-Canadian	322	-	-	322
Intersegment	1,415	-	-	1,415
Total segment revenues	5,751	-	-	5,751
Intersegment revenues eliminated on consolidation	(1,415)	-	-	(1,415)
Total revenues as reported	$4,336	$-	$-	$4,336

Segment loss before recovery of taxes	$(1,510)	$(3,347)	$(3,856)	$(8,713)

Total assets	$5,751	$71,576	$12,653	$89,980

The Corporation’s two operating segments are consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, and exploration and development of mineral properties. The corporate segment includes the Corporation’s executive head office and general corporate administration and activity. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge.

12.	Related Party Transactions

During the three month and nine month period ended March 31, 2010, the Corporation incurred $29,000 and $75,000 (2009 – $16,000 and $64,000) in respect of rent of office space under an agreement with Access Field Services, a company owned by certain individuals who are executive officers of the Corporation and its subsidiary Access. At March 31, 2010, accounts payable and accrued liabilities include $5,000 due to Access Field Services (June 30, 2009 – $nil).

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

13.	Commitments

As of March 31, 2010, the Corporation’s contractual commitments in respect of capital asset expenditures, primarily in respect of deferred exploration costs, totaled approximately $4,898,000.

As a consequence of its renunciation of deductible exploration expenditures to the purchasers of flow- through shares (see note 7(b)), the Corporation is required to incur renounceable exploration expenditures totaling $9,044,000 by December 31, 2010.